 SembCorp
Industries

Rule 12g3-2(b) File No. 825109

19 May 2004


04030554



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED

JUN 14 2004

THOMSON
FINANCIAL

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

C:jesstan/MasnetAnn/SECltr

SEMBCORP INDUSTRIES LTD

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 19/05/2004

2. Name of <u>Director</u>:   Wong Kok Siew

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 17/05/2004

2. Name of Registered Holder: Wong Kok Siew

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Allotment of new SembCorp Industries Shares each free of payment, credited as fully paid in relation to the achievement of certain performance targets set out under the conditional award on 26 April 2001, pursuant to the SembCorp Industries Performance Share Plan

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change:	936,446
As a percentage of issued share capital:	0.05
No. of shares which are the subject of this notice:	105,000
As a percentage of issued share capital:	0.005
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held after the change:	1,041,446
As a percentage of issued share capital:	0.06

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or
a series of transactions.

PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	936,446	0
As a percentage of issued share capital:	0.05	0
No. of shares held after the change:	1,041,446	0
As a percentage of issued share capital:	0.06	0

Submitted by Linda Hoon Siew Kin, Company Secretary on 19/05/2004 to the SGX